UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: IronBridge Funds, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

One Parkview Plaza, Suite 600, Oakbrook Terrace, Illinois 60181

Telephone Number (including area code): (630) 684-8300

Name and address of agent for service of process:

John G. Davis, One Parkview Plaza, Suite 600, Oakbrook Terrace, Illinois 60181

with copies to:

Greenberg Traurig, LLP, 77 W. Wacker Drive, Suite 3100, Chicago, Illinois 60601,

Attention: Arthur Don and Paul K. Morton

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒  NO ☐

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Oakbrook Terrace and state of Illinois on the 23rd day of March, 2010.

Signature: IronBridge Funds, Inc.

			By:	/s/ John G. Davis
			Name:	John G. Davis
			Title:	President and sole initial Director

Attest:	/s/ Ty M. Baird
	Name:	Ty M. Baird
	Title:	Vice President and Treasurer